SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 25)

                           GOLDEN STATE BANCORP INC.
                     ------------------------------------
                               (Name of issuer)

                    Common Stock, par value $1.00 per share
              ---------------------------------------------------
                        (Title of class of securities)

                                  381197 10 2
                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
  ------------------------------ -------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 20, 2002
                         (Date of event which requires
                           filing of this statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

                              Page 1 of 12 Pages
                            Exhibit Index on Page 9

 ----------------------------------------------------------------------------
 CUSIP No. 381197 10 2            13D                 Page   2   of  12  Pages
           -----------                                     -----   -----
 ----------------------------------------------------------------------------


 ----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mafco Holdings Inc.
 ----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
 ----------------------------------------------------------------------------
 3       SEC USE ONLY
 ----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC
 ----------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
 ----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 ----------------------------------------------------------------------------
        NUMBER OF        7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY
          EACH           ----------------------------------------------------
        REPORTING        8      SHARED VOTING POWER
         PERSON
          WITH                    42,949,525
                         ----------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                  0
                         ----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                  42,949,525
 ----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 ----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
 ----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.6%
 ----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
 ----------------------------------------------------------------------------

 -------------------------------------------------------------
 CUSIP No. 381197 10 2                  13D           Page   3   of  12  Pages
           -----------                                     -----    ----
 ----------------------------------------------------------------------------


 ----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         GSB Guarantor Corp.
 ----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]
 ----------------------------------------------------------------------------
 3       SEC USE ONLY
 ----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC
 ----------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
 ----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 ----------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    0
         OWNED BY         ---------------------------------------------------
           EACH           8          SHARED VOTING POWER
        REPORTING
          PERSON                       42,949,525
           WITH           ---------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                       0
                          ---------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                       42,949,525

 ----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 ----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]
 ----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.6%
 ----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
 ----------------------------------------------------------------------------

 ----------------------------------------------------------------------------
 CUSIP No. 381197 10 2              13D            Page   4   of  12  Pages
           -----------                                  -----    ----
 ----------------------------------------------------------------------------


 ----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         GSB Investments Corp.
 ----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]
 ----------------------------------------------------------------------------
 3       SEC USE ONLY
 ----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC
 ----------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
 ----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 ----------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    0
         OWNED BY         ---------------------------------------------------
           EACH           8          SHARED VOTING POWER
        REPORTING
          PERSON                       20,080,724
           WITH           ---------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                       0
                          ---------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                       20,080,724
 ----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,080,724
 ----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]
 ----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8%
 ----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
 ----------------------------------------------------------------------------


         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001, Amendment No. 17 thereto dated December 21, 2001, Amendment No. 18 thereto dated December 28, 2001, Amendment No. 19 thereto dated January 25, 2002, Amendment No. 20 thereto dated February 19, 2002, Amendment No. 21 thereto dated March 4, 2002, Amendment No. 22 thereto dated March 19, 2002, Amendment No. 23 thereto dated April 30, 2002 and Amendment No. 24 thereto dated May 30, 2002 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share, of Golden State Bancorp Inc. (the "Common Stock"), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 2.           Identity and Background.
                  -----------------------

                  Item 2(a) is hereby amended and restated as follows:

                  This statement is being filed by Mafco Holdings, GSB Guarantor Corp., a Delaware Corporation ("Guarantor Corp."), and Investments Corp. (together, Mafco Holdings, Guarantor Corp. and Investments Corp. are referred to herein as the "Reporting Persons"). Guarantor Corp. is a holding company and an indirect wholly owned subsidiary of Mafco Holdings.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The following is added to the response to Item 4:

                  On June 20, 2002, Investments Corp., a direct wholly owned subsidiary of Guarantor Corp., entered into a Transfer Agreement (the "Transfer Agreement") with Guarantor Corp., with respect to 22,868,801 shares of Common Stock (the "Shares"), pursuant to which, among other things, Guarantor Corp. (i) received a dividend of the Shares from Investment Corp. and (ii) agreed to be bound by the terms of the Securityholders Agreement ("Securityholders Agreement"), dated May 21, 2002, by and among the Company, Citigroup Inc., Mafco Holdings, Investments Corp., MacAndrews & Forbes Holdings Inc., Hunter's Glen/Ford, Ltd. and Gerald J. Ford, with respect to such Shares.

                  In connection therewith, Mafco Holdings provided a letter to Investments Corp. and Guarantor Corp., dated June 20, 2002, pursuant to which Mafco Holdings agreed to cause Guarantor Corp. to perform all of its obligations under the Transfer Agreement, including certain obligations under the Securityholders Agreement, with respect to such Shares.

                  The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. Pursuant to the Securityholders Agreement, the reporting Persons intend to vote the Shares in favor of the merger of the Company with and into Mercury Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Citigroup Inc., a Delaware corporation.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  The following is added to the response to Item 5:

(a) - (b) As of April 30, 2002, based upon the Company's quarterly report on Form 10-Q for the first quarter 2002, there were 136,009,183 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on
Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 13 to this Statement on Schedule 13D, (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 14 to this Statement on Schedule 13D, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 15 to this Statement on Schedule 13D, (vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 16 to this Statement on Schedule 13D, (viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 shares of Common Stock as reported in Amendment No. 17 to this Statement on Schedule 13D,(ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 18 to this Statement on Schedule 13D, (x) the terms of the SAILS Agreement and Pledge Agreement each dated January 29, 2002 with respect to 1,585,000 shares of Common Stock and the terms of the SAILS Agreement and Pledge Agreement each dated January 31, 2002 with respect to 415,000 shares of Common Stock, each as reported in Amendment No. 19 to this Statement on Schedule 13D, (xi) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 12, 2002 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 20 to this Statement on Schedule 13D, (xii) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 27, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 21 to this Statement on Schedule 13D, (xiii) the terms of the SAILS Agreement and Pledge Agreement each dated March 13, 2002 with respect to 1,168,224 shares of Common Stock as reported in Amendment No. 22 to this Statement on Schedule 13D, (xiv) the terms of the SAILS Agreement and Pledge Agreement each dated April 19, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 23 to this Statement on Schedule 13D and (xv) the terms of the Securityholders Agreement dated May 21, 2002 with respect to the 22,868,801 shares of Common Stock as reported in Amendment No. 24 to this Statement on
Schedule 13D and (xvi) the terms of the Transfer Agreement dated June 20, 2002 with respect to the 22,868,801 shares of Common Stock as reported in Amendment No. 25 to this Statement on Schedule 13D, Investments Corp. beneficially owns 20,080,724 shares of Common Stock, representing 14.8% of the Common Stock outstanding, Guarantor Corp. beneficially owns 22,868,801 shares of Common Stock and, by virtue of its ownership of 100% of the common stock of Investments Corp., may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding, and Mafco Holdings, by virtue of its ownership of 100% of the common stock of Guarantor Corp., may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

(c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ---------------------------------------------------------

                  Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:

                  Exhibit 62        Transfer Agreement, dated as of June
                                    20, 2002, between GSB Guarantor Corp. and
                                    GSB Investments Corp.

                  Exhibit 63 Letter, dated June 20, 2002, from Mafco Holdings Inc. to GSB Guarantor Corp. and GSB Investments Corp.




                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2002

                                      MAFCO HOLDINGS INC.




                                      By:/s/ Glenn P. Dickes
                                         ------------------------------------
                                          Glenn P. Dickes
                                          Senior Vice President


                                      GSB GUARANTOR CORP.




                                      By: /s/ Glenn P. Dickes
                                         ------------------------------------
                                          Glenn P. Dickes
                                          Senior Vice President


                                      GSB INVESTMENTS CORP.




                                      By: /s/ Glenn P. Dickes
                                         ------------------------------------
                                          Glenn P. Dickes
                                          Senior Vice President







                                 EXHIBIT INDEX


Exhibit

Exhibit 62 Transfer Agreement, dated as of June 20, 2002, between GSB Guarantor Corp. and GSB Investments Corp.

Exhibit 63             Letter, dated June 20, 2002, from Mafco Holdings
                       Inc. to GSB Guarantor Corp. and GSB Investments Corp.

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                 OF MAFCO HOLDINGS INC., GSB INVESTMENTS CORP.
                            AND GSB GUARANTOR CORP.


                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., GSB Investments Corp. and GSB Guarantor Corp. are set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                              MAFCO HOLDINGS INC.


Name and Position
(if different from
Principal Occupation                   Present Principal Occupation or
or Employment)                         Employment and Address
--------------------                   ----------------------

Ronald O. Perelman                     Director, Chairman and
                                       Chief Executive Officer of
                                       Mafco Holdings Inc.

Donald G. Drapkin                      Director and Vice Chairman of
                                       Mafco Holdings Inc.

Howard Gittis                          Director and Vice Chairman
                                       of Mafco Holdings Inc.

Barry F. Schwartz                      Executive Vice President and
                                       General Counsel of Mafco
                                       Holdings Inc.

Todd J. Slotkin                        Executive Vice President and
                                       Chief Financial Officer of
                                       Mafco Holdings Inc.



                              GSB GUARANTOR CORP.


Name and Position                      Present Principal Occupation or
(if different from                     Employment and Address
                                       ----------------------
Principal Employment)

Ronald O. Perelman                     Director, Chairman and
                                       Chief Executive Officer

Howard Gittis                          Vice Chairman
                                       Vice Chairman
Donald Drapkin

Barry F. Schwartz                      Executive Vice President and
                                       General Counsel

Todd J. Slotkin                        Executive Vice President and
                                       Chief Financial Officer


                             GSB INVESTMENTS CORP.


Name and Position
(if different from                     Position Held with GSB Investments Corp.
                                        ---------------------------------------
Principal Employment)

Ronald O. Perelman                     Director, Chairman and
                                       Chief Executive Officer

Howard Gittis                          Director and Vice Chairman
                                       Vice Chairman
Donald Drapkin

Barry F. Schwartz                      Executive Vice President and
                                       General Counsel

Todd J. Slotkin                        Executive Vice President and
                                       Chief Financial Officer